Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST TO PRESENT
AT THE FIRSTENERGY / SOCIÉTÉ GÉNÉRALE
CANADIAN ENERGY CONFERENCE IN NEW YORK, NEW YORK

Calgary, Alberta, Canada – March 9, 2009

Precision Drilling Trust (“Precision”) will be presenting at the FirstEnergy / Société Générale Canadian Energy Conference, which is taking place March 11 – 13, 2009 in New York, New York.  Mr. Kevin Neveu, President and Chief Executive Officer of Precision Drilling Corporation, is scheduled to present at 1:45 p.m. Eastern time (11:45 a.m. Mountain time) on Thursday, March 12, 2009.

A live audio webcast will be accessible from Precision's website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W. Calgary, Alberta, Canada T2P 3Y7 Telephone: 403.716.4500 Facsimile: 403.264.0251 www.precisiondrilling.com